

May 8, 2014

<u>Via E-Mail</u>
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004

> **RE: Echo Therapeutics, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed May 6, 2014**
> **File No. 001-35218**

Dear Mr. Gottfried:

We have reviewed your filings and have the following comments.

1.   Please expand your revisions added in response to prior comment 4 to disclose the filing of a definitive proxy statement on April 15, 2014. Also revise to disclose, if true and as set forth in your April 22, 2014 press release, that proxies previously provided to you in connection with that filing have been or will be discarded.

2.   We note your response to prior comment 5. Please revise the disclosure following the September 5, 2013 entry to clarify whether and when a meeting was held with Platinum, who attended and what was discussed.

Please direct any questions to Daniel F. Duchovny at (202) 551-3619 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (via E-mail):   Joanne R. Soslow, Esq.
                               Morgan, Lewis & Bockius LLP